Steven B. King Tel: 215.864.8604Fax: 215.864.8999kings@ballardspahr.com

July 11, 2014

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E.Washington, DC 20549 Attn: Chad Eskildsen

Re:

Stratus Fund, Inc.Annual Report to Shareholders on Form N-CSR for the Fiscal Year Ended   June 30, 2013, Filed on August 29, 2013 (1940 Act Registration File No. 811-06259)    Amendment No. 39 to Registration Statement on Form N-1A Filed on October 28, 2013        (1940 Act Registration File No. 811-06259)

Dear Mr. Eskildsen:

I am providing this response letter on behalf of our client, Stratus Fund, Inc. (the “Registrant”) with respect to the Staff’s comments provided by telephone on June 17, 2014 regarding the Registrant’s Annual Report to Shareholders on Form N-CSR for the Fiscal Year Ended June 30, 2013, filed on August 29, 2013 (the “Annual Report”), and the Registrant’s Amendment No. 39 to Registration Statement on Form  N-1A, filed on October 28, 2013 (the “Amendment” and together with the Annual Report, the “Filings”).  The Filings pertain to the Government Securities Portfolio and the Growth Portfolio of the Registrant (each, a “Fund”).  For your convenience, the Staff’s comments have been summarized below, followed by the Registrant’s response.

Annual Report to Shareholders on Form N-CSR for the Fiscal Year Ended June 30, 2013

1. Please correct the calculation of the average annual return on pages 5 and 6 in the table below the retail share graph, which is incorrectly calculated because the calculation does not include the sales charge.  The graph above the table does not need to be corrected because it takes account of the sales charge.

RESPONSE:  Pages 5 and 6 of the Annual Report contain graphs and tables showing retail average annual returns.  The graphs properly accounted for the sales charges, but the tables did not properly account for sales charges in the calculations of the retail average annual returns. The Registrant has revised the tables showing the Average Annual Return for Government Securities Retail and Growth Retail and have provided the revised numbers below:

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Fund	1 Year	5 Years	10 Years
Government Securities Retail	‐4.23%	2.70%	2.81%
Growth Retail	12.61%	3.13%	5.38%

The revised tables properly take into account the sales charges associated with the retail average annual return.

2. Please disclose the term of office of each director and officer, as required by Item 17(a)(i) of Form N-1A in the information presented on pages 30-32.

RESPONSE:  Pages 30-32 of the Annual Report provide information about the Fund’s directors and officers. Although the Annual Report properly indicates the length of time that each officer and director has served, it does not disclose each director and officer’s term of office. Fund officers each serve one-year terms. Directors do not serve for any specified terms of office, but, rather, hold office until the next meeting of stockholders next succeeding the director’s election or until the director’s successor is duly elected and qualified. Stockholder meetings only occur when circumstances arise that require a vote of stockholders.

Amendment No. 39 to Registration Statement on Form N-1A, filed on October 28, 2013

1. Please review and correct, to the extent necessary, each of the calculations related to costs in the Amendment.  The Staff speculates that the Funds’ calculations may have been made on beginning values rather than on average net assets, as required by Item 13(a) Instruction 4 to Form N-1A.

RESPONSE: Pages 1 and 2 of the Amendment list Fees and Expenses of each Fund, but the Registrant incorrectly calculated those fees and expenses based on beginning values rather than average net assets. The Registrant has revised this disclosure, so that the fees and expenses are properly calculated in accordance with the Staff’s comment. The correct numbers for each of the Funds are provided below:

Fund	1 Year	3 Years	5 Years	10 Years
Government Securities – Institutional	$ 97	$ 303	$ 526	$1,167
Growth – Institutional	$122	$ 381	$ 660	$1,456
Government Securities – Retail	$394	$ 589	$ 799	$1,404
Growth – Retail	$567	$ 806	$1,060	$1,787

The revised calculations properly assess fees and expenses relative to average net assets, as the Staff’s comment indicated.

As discussed on the telephone call on July 2, 2014 between the Registrant and the Staff, the Registrant will not file any amendments to correct these small errors in the Filings, but the Registrant will ensurethat future filings (including those currently in preparation for the fiscal year ended June 30, 2014) properly incorporate the changed disclosures and methodologies prompted by the Staff’s comments.

* * * * * * * * *

The Registrant has authorized me to acknowledge its understanding that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in each of the Filings;

•

Staff comments or changes to disclosure in response to Staff comments in any of the Filings do not foreclose the Commission from taking any action with respect to any of the Filings; and

•

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8604 or kings@ballardspahr.com, or to Melissa Schnick, Operations Manager of the Registrant's administrator, at (402) 323-1846 or melissa.schnick@ubt.com, or Jeff Jewell (402) 323-1619 of the Registrant's administrator, at jeff.jewell@ubt.com.

Very truly yours,

s /Steven B. King

/s/ Steve B. King

SBK/dms

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